SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2000

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________________ to ___________________

Commission file number 1-10962

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALLAWAY GOLF COMPANY

401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALLAWAY GOLF COMPANY

2180 RUTHERFORD ROAD
CARLSBAD, CA 92008

Callaway Golf Company
401(k) Profit Sharing Plan
Index to Report, Financial Statements and Supplemental Schedule
December 31, 2000 and 1999

Report of Independent Accountants		1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2000 and 1999		2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999		3

Notes to Financial Statements		4 - 7

Supplemental Schedule:*

Schedule I -	Schedule of Assets Held for Investment Purposes at December 31, 2000	8

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the
Callaway Golf Company 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Callaway Golf Company 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Diego, California
June 15, 2001

Callaway Golf Company 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999

	2000	1999

Assets

Investments, at fair value

Mutual funds	$54,279,000	$55,266,000

Callaway Golf Company common stock	23,279,000	22,892,000

Participant loans	5,697,000	5,370,000

	83,255,000	83,528,000

Receivables

Company contributions	3,786,000	3,605,000

Net assets available for benefits	$87,041,000	$87,133,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999

	2000	1999

Additions to Net Assets

Investment income

Interest and dividends	$1,579,000	$1,356,000

Net appreciation (depreciation) in fair value of investments	(8,559,000)	23,786,000

Participant contributions	6,109,000	5,490,000

Company contributions	8,763,000	8,116,000

Participant rollover contributions	750,000	590,000

Total additions	8,642,000	39,338,000

Deductions from Net Assets

Distributions to participants	(8,734,000)	(12,289,000)

Total deductions	(8,734,000)	(12,289,000)

Net increase (decrease)	(92,000)	27,049,000

Net assets available for benefits at beginning of year	87,133,000	60,084,000

Net assets available for benefits at end of year	$87,041,000	$87,133,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999

1.	Description of Plan

General

Callaway Golf Company (the “Company”) adopted on December 12, 1991, effective January 1, 1991, a voluntary deferred compensation and profit sharing plan, the Callaway Golf Company 401(k) Profit Sharing Plan, as amended, (the “Plan”), to enable eligible employees to make pre-tax savings deferrals and to share in the Company’s earnings, thereby providing employees with an opportunity to accumulate funds for their retirement. Eligible employees who are age eighteen or older, may participate in the Plan.

The Plan is administered by the Company and Wells Fargo Bank serves as the trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Contributions

Participants can elect to defer from 1% to 10% of their compensation, subject to the maximum permitted under Federal law. Participants also may contribute amounts representing distributions (or “rollovers”) from other qualified plans.

During 2000 and 1999, the Company made matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 6% of annual compensation. Employees are eligible to receive matching contributions after having been employed for at least six months and having accrued 500 hours of service.

The Company also may make discretionary profit sharing contributions. During 2000 and 1999, the profit sharing contributions authorized by the Company's Board of Directors and accrued by the Plan were $3,786,000 and $3,605,000, respectively. These profit sharing contributions were received by the Plan in February 2001 and 2000. Plan participants do not accrue earnings on contributions until such contributions are received by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of: (a) the Company’s matching and profit sharing contributions; (b) Plan earnings; and (c) forfeitures related to terminated participants’ nonvested balances. Only participants who are actively employed on the last day of the Plan year or have completed more than 500 hours of service during the year will be allocated forfeitures and profit sharing contributions. Allocations of the Company’s profit sharing contributions and Plan forfeitures are based on each participant’s compensation in relation to total compensation of all Plan participants. Plan forfeitures totaled $350,000 and $273,000 for the years ended December 31, 2000 and 1999, respectively. At December 31, 2000, the $350,000 in forfeitures had not been allocated to the participants’ accounts.

Vesting

Participants are fully vested in their pre-tax contributions and vest in Company matching and profit sharing contributions at a rate of 25% per year, becoming fully vested after the completion of four years of employment.

Callaway Golf Company 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999

Distributions

Distributions to participants are payable when a participant retires, or is terminated and requests distribution of the vested value of his or her account. If the vested value of the participant’s account exceeds $5,000 at termination of employment, the participant is allowed by law to leave benefits on deposit with the Plan. The amount left on deposit and the interest earned thereon are not forfeitable.

Investment Options Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options:

•	Wells Fargo Money Market Fund - Invests primarily in U.S. Government and corporate debt securities with an average maturity of 30 to 45 days.

•	Wells Fargo Short-term Intermediate U.S. Government Fund - Invests in short to intermediate term debt obligations of the U.S. Treasury, government agencies, corporations, and mortgage and asset-backed securities. The average maturity of the fund is not to exceed 10 years. This investment is no longer available to participants for future contributions.

•	Wells Fargo Equity Value Fund - Seeks to provide long-term capital appreciation by investing in common stocks which the fund manager believes are undervalued.

•	Wells Fargo S&P 500 Stock Fund - Seeks to provide total returns comparable to the returns of the S&P 500 Stock Index by investing in the same stocks and in substantially the same percentages as the S&P 500 Index.

•	Wells Fargo Managed Investment Fund - Seeks a high level of total return consistent with reasonable risk by shifting investments among common stocks, bond and money market instruments.

•	T. Rowe Price Science and Technology Fund - Seeks long-term growth of capital by investing primarily in companies which are expected to benefit from the development, advancement, and use of science and technology.

•	Janus Flexible Income Fund - Invests in various types of income-producing securities.

•	Strong Government Securities Fund - Invests in fixed income securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities and in investment-grade corporate securities.

•	Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside of the United States.

•	Dreyfus Founders Discovery Fund - Seeks capital appreciation by investing primarily in equities of small, rapidly growing U.S. companies.

•	American Century Equity Growth Advisor Fund - Seeks capital appreciation by investing in common stocks of large publicly traded companies in the United States. This fund became available to participants as of October 2000.

Callaway Golf Company 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999

•	Callaway Golf Common Stock Fund - Invests in the common stock of the Company. Included in the Callaway Golf Common Stock Fund are funds held in a money market account that will be used to purchase or redeem shares of the Company’s common stock.

Plan Administrative Expenses Plan administrative expenses are paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements are prepared on the accrual basis of accounting.

Investment Valuation

Investments are recorded at fair market value. Fair market value has been determined for mutual funds and Callaway Golf common stock using quoted market prices. Participant loans are stated at amortized cost which approximates fair value.

The Plan presents the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant contributions and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings. Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors.

Distributions to Participants Distributions to participants are recorded when paid.

3.	Investment Activity

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2000 are as follows:

Callaway Golf Company Common Stock Fund	$23,279,000

T. Rowe Price Science & Technology Fund	18,642,000

Wells Fargo Equity Value Fund	5,106,000

Wells Fargo Money Market Fund	7,443,000

Wells Fargo S&P 500 Stock Fund	10,404,000

Participant Loans	5,697,000

$70,571,000

4.	Participant Loans

Participants may borrow up to 50% of their vested account balance in loan amounts ranging from a minimum of $1,000 to a maximum of $50,000. Such loans must be repaid within 5 years or, if used to purchase a principal residence, 15 years. The loans are secured by the balances in the

Callaway Golf Company 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999

participants’ accounts, and bear interest equal to the current prime rate at the inception of the loan. The prime rate was 9.5% at December 31, 2000 and 8.50% at December 31, 1999.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts. However, the Plan assets will first be used to pay any expenses of the Plan.

6.	Income Taxes

The Internal Revenue Service has determined, and informed the Company by a letter dated May 23, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since such determination; however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been reported in the accompanying financial statements.

7.	Reconciliation to Form 5500

Net assets available for benefits per the accrual basis financial statements and the cash basis Form 5500 differ by $3,786,000 and $3,605,000 at December 31, 2000 and 1999, respectively. These differences are due to the following accrual adjustments reflected in the financial statements:

	2000	1999

Company contributions receivable	$3,786,000	$3,605,000

Net assets available for benefits per the Form 5500	83,255,000	83,528,000

Net assets available for benefits per the financial statements	$87,041,000	$87,133,000

Schedule I

Callaway Golf Company 401(k) Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes
December 31, 2000

	Identity of Issuer,
	Borrower, Lessor		Carrying
	or Similar Party	Description of Investment	Value

		Mutual Funds

	Wells Fargo*	Money Market Fund**	$7,443,000

	Wells Fargo*	Short-term Intermediate U.S. Government Fund	59,000

	Wells Fargo*	Equity Value Fund**	5,106,000

	Wells Fargo*	S&P 500 Stock Fund**	10,404,000

	Wells Fargo*	Managed Investment Fund	822,000

	T. Rowe Price	Science and Technology Fund**	18,642,000

	Janus	Flexible Income Fund	2,107,000

	Strong	Government Securities Fund	1,962,000

	Templeton	Foreign Fund	3,598,000

	Dreyfus	Founders Discovery Fund	3,128,000

	American Century	Equity Growth Advisor Fund	1,008,000

			54,279,000

	Callaway Golf Company*	Common Stock**	23,279,000

***	Participant loans**		5,697,000

			$83,255,000

*	Represents a party-in-interest.

**	Investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2000.

***	Other required information has been omitted because such information is not available.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Callaway Golf Company 401(k) Profit Sharing Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ADMINISTRATION COMMITTEE OF THE CALLAWAY GOLF COMPANY 401(k) PROFIT SHARING PLAN

Date: June 26, 2001	By:	/s/ BRADLEY J. HOLIDAY BRADLEY J. HOLIDAY Executive Vice President and CFO Callaway Golf Company

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Accountants